UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Michael Baker Corporation
(Name of Issuer)

Common stock, par value $1.00 per share
(Title of Class of Securities)

057149106
(CUSIP Number)

Thomas J. Campbell
c/o DC Capital Partners
11 Canal Center Plaza, Suite 350
Alexandria, VA 22314
(202) 737-5220

with a copy to:

Kevin J. Lavin

Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C.  20004

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057149106	Page 2

1	NAMES OF REPORTING PERSONS
Thomas J. Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
498,121
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
498,121
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.18%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 057149106	Page 3

Item 1.       Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $1.00 per share (the "Shares") of Michael Baker Corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 18, 2012 (together, the "Schedule 13D"), on behalf of the Reporting Person (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On December 19, 2012, the Reporting Person delivered a letter to the Board of Directors of the Issuer. Pursuant to the letter, the Reporting Person proposed to have KS International, LLC (“KSI”) purchase the Issuer in an all cash transaction at $24.25 per share outstanding. Through DC Capital Partners, the Reporting Person has a controlling interest in KSI. The Reporting Person is in discussions with investment banks and other financial institutions to provide financing commitments. The letter is incorporated herein and attached hereto as Exhibit  1.

Item 7.       Material to be Filed as Exhibits

Exhibit	Document
1	Letter to Board of Directors, dated December 19, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2012

/s/ Thomas J. Campbell*
Thomas J. Campbell

*By Kevin J. Lavin, attorney-in-fact

Exhibit Index

Exhibit	Document
1	Letter to Board of Directors, dated December 19, 2012